Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G (including additional amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Luna Innovations Incorporated. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Date: January 14, 2025

Prescott Group Capital Management, L.L.C.

By: /s/ Phil Frohlich
    PHIL FROHLICH/Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its
     general partner

By: /s/ Phil Frohlich
    PHIL FROHLICH/Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its
    general partner

By: /s/ Phil Frohlich
    PHIL FROHLICH/Managing Member

Prescott Group Aggressive Small Cap Master Fund, G.P.

By: Prescott Group Aggressive Small Cap, L.P., general
     partner

By: Prescott Group Aggressive Small Cap II, L.P.,
     general partner

By: Prescott Group Capital Management, L.L.C., general
     partner

By: /s/ Phil Frohlich
    PHIL FROHLICH/Managing Member

/s/ Phil Frohlich
Phil Frohlich